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                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 6)*

                            LIFELINE SYSTEMS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.02 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  532192 10 1
                        ------------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
  CUSIP NO. 532192 10 1                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                               L. Dennis Shapiro
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

                                 United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                   576,099 (beneficial interest disclaimed in 4,124)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY      130,734 (beneficial interest disclaimed in 130,734)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                   576,099 (beneficial interest disclaimed in 4,124)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                   130,734 (beneficial interest disclaimed in 130,734)
------------------------------------------------------------------------------
                     AGGREGATE AMOUNT BENEFICIALLY OWNED BY
                     EACH REPORTING PERSON
                     9

                                    571,975
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11

                                     10.3%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12

                                      IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        AMENDMENT NO. 6 TO SCHEDULE 13G

Item 1(a)  Name of Issuer:
---------  --------------

           Lifeline Systems, Inc.

Item 1(b)  Address of Issuer's Principal Executive Offices:
---------  -----------------------------------------------

           640 Memorial Drive
           Cambridge, Massachusetts 02139

Item 2(a)  Name of Person Filing:
---------  ---------------------

           L. Dennis Shapiro

Item 2(b)  Address of Principal Business Office:
---------  ------------------------------------

           24 Essex Road
           Chestnut Hill, MA 02167

Item 2(c)  Citizenship:
---------  -----------

           United States

Item 2(d)  Title of Class of Securities:
---------  ----------------------------

           Common Stock, Par Value $.02

Item 2(e)  Cusip Number:
---------  ------------

           532192 10 1

Item 3:    This Item is inapplicable.
------

Item 4     Ownership:
------     ---------

           a. Amount Beneficially owned as of July 31, 1997: 706,833 shares, except as this amount may be limited by the explanations contained in paragraphs 2 through 6 below:

               1. 571,975 shares are owned directly by Mr. Shapiro, which includes 19,500 shares that Mr. Shapiro has the right to acquire within sixty days after July 31, 1997.

               2. 4,124 shares are in the name of Mr. Shapiro as custodian for his children. Mr. Shapiro has sole voting and dispositive power over such shares, but he disclaims any beneficial interest.

            3. 17,062 shares are in the name of Mr. Shapiro's children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

            4. 12,360 shares are in the name of Mr. Shapiro's wife, as custodian for their children. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

            5. 66,000 shares are in the name of Mr. Shapiro's wife as a co-trustee of three trusts. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

            6. 35,312 shares are in the name of Mr. Shapiro's wife. Mr. Shapiro has shared voting and shared dispositive power over such shares, but he disclaims any beneficial interest.

        b.  Percent of class:  10.3%

        c.  Number of shares as to which such person has:

            (i) sole power to vote or direct the vote: 576,099 shares (which includes 19,500 shares which Mr. Shapiro has the right to acquire within sixty days after July 31, 1997);

            (ii)   shared power to vote or direct the vote:  130,734 shares;

            (iii)  sole power to dispose of or to direct the disposition of:
                   576,099 shares (which includes 19,500 shares which Mr. Shapiro has the right to acquire within sixty days after July 31, 1997); and

(iv)               shared power to dispose of or to direct the disposition of:
                   130,734 shares.

Item 5  Ownership of Five Percent or Less of a Class:
------  --------------------------------------------

        This Item is inapplicable.

Item 6  Ownership of More than Five Percent on Behalf of Another Person:
-----------------------------------------------------------------------

        Mr. Shapiro holds 4,124 shares as custodian for his children. Mr. Shapiro's wife holds 12,360 shares for their children. These children have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

        Mr. Shapiro's wife holds 66,000 shares as a co-trustee of three trusts. The trusts, in which Mr. Shapiro holds no interest, have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

        Mr. Shapiro's children own 17,062 shares and have the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

        Mr. Shapiro's wife owns 35,312 shares and has the right to receive any dividends which may be declared and any proceeds from the sale of these securities.

Item 7  Identification and Classification of the Subsidiary Which Acquired the
------------------------------------------------------------------------------
        Security Being Reported on by the Parent Holding Company:
        --------------------------------------------------------

        This Item is inapplicable.

Item 8  Identification and Classification of Members of the Group:
-----------------------------------------------------------------

        This Item is inapplicable.

Item 9  Notice of Dissolution of Group:
--------------------------------------

This Item is inapplicable.

Item 10  Certification:
----------------------

        This Item is inapplicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             /s/ L. Dennis Shapiro
                  -------------------------------------------
                               L. Dennis Shapiro


Dated:  August 6, 1997